Celebrating 100 years

NEWS RELEASE

CN executing on its long-term strategic agenda for sustainable growth

Railway managing short-term headwinds which impacted Q4 results

MONTREAL, January 28, 2020 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2019.

“We remain focused on executing our strategy of long-term sustainable growth at low incremental cost,” said JJ Ruest, president and chief executive officer of CN. “Our strategic deployment of technology, the next step in our Precision Scheduled Railroading model and our next driver of value, is well underway. At the same time, we continue to closely monitor the freight volume environment and rightsize our resources and costs to demand.”

“Over the past two years, CN invested C$7.4 billion in capital expenditures to increase capacity, efficiency and resiliency of the network. In 2020, our capital program will decrease to C$3.0 billion, generating higher free cash flow. CN's strong balance sheet provides us with the financial flexibility and resiliency required in the current turbulent economic environment.”

Financial results highlights
Fourth-quarter 2019 compared to fourth-quarter 2018

•	Results impacted by 8-day labour strike and weak freight demand.

•	Revenues of C$3,584 million, a decrease of six per cent.

•	Diluted earnings per share (EPS) of C$1.22, a decrease of 22 per cent, and adjusted diluted EPS of C$1.25, a decrease of 16 per cent. (1)

•	Operating ratio of 66.0 per cent, an increase of 4.1 points, and adjusted operating ratio of 65.2 per cent, an increase of 4.0 points. (1)

•	Operating income of C$1,218 million, a decrease of 16 per cent, and adjusted operating income of C$1,249 million, a decrease of 16 per cent. (1)

Full-year 2019 compared to full-year 2018

•	Revenues of C$14,917 million, an increase of four per cent.

•	Diluted EPS of C$5.83, a decrease of one per cent and adjusted diluted EPS of C$5.80, an increase of five per cent. (1)

•	Operating ratio of 62.5 per cent, an increase of 0.9 points, and adjusted operating ratio of 61.7 per cent, an increase of 0.2 points. (1)

•	Operating income of C$5,593 million, an increase of two per cent, and adjusted operating income of C$5,708 million, an increase of three per cent. (1)

•	Adjusted return on invested capital (adjusted ROIC) of 15.1 per cent, a decrease of 0.6 points. (1)

2020 outlook and shareholder distribution (2)
“We have growth opportunities that we anticipate will translate into low single-digit volume growth in 2020 in terms of revenue ton miles (RTMs), despite continued weakness in the broad freight environment,” said Ruest.

CN is targeting to deliver EPS growth in the mid single-digit range this year compared to adjusted diluted EPS of C$5.80 in 2019. (1)

CN is also targeting free cash flow in the range of C$3.0 billion to C$3.3 billion in 2020 compared to C$2.0 billion in 2019. (1)

The Company’s Board of Directors approved a seven per cent increase to CN’s 2020 quarterly cash dividend, effective for the first quarter of 2020. This is the 24th consecutive year of dividend increase, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new normal course issuer bid that permits CN to purchase, for cancellation, over a 12-month period up to 16 million common shares, starting on February 1, 2020, and ending no later than January 31, 2021.

Fourth-quarter 2019 revenues, traffic volumes and expenses
Revenues for the quarter decreased by six per cent to C$3,584 million, when compared to the same period in 2018. The decrease in revenues was mainly attributable to lower volumes, due to the weakening economic environment and the conductor strike in November; partly offset by the inclusion of TransX in the intermodal commodity group within the domestic market, freight rate increases and higher international container traffic via the Port of Prince Rupert.

RTMs, measuring the weight and distance of freight transported by CN, declined by 13 per cent. Freight revenue per RTM increased by nine per cent.

Operating expenses for the quarter remained flat, when compared to the same period in 2018. The increases in purchased services and material expense, due to the inclusion of TransX, and depreciation expense; were offset by lower costs from decreased volumes of traffic and lower incentive compensation.

Full-year 2019 revenues, traffic volumes and expenses
Revenues for 2019 increased by four per cent to C$14,917 million, when compared to 2018. The increase in revenues was mainly attributable to freight rate increases, the inclusion of TransX in the intermodal commodity group within the domestic market, the positive translation impact of a weaker Canadian dollar and higher volumes of petroleum crude, natural gas liquids and refined petroleum products in the first nine months. These factors were partly offset by lower volumes of a broad range of forest products, reduced U.S. thermal coal exports via the Gulf Coast and lower shipments of frac sand.

RTMs declined by three per cent. Freight revenue per RTM increased by eight per cent, mainly driven by freight rate increases, the inclusion of TransX in the intermodal commodity group and the positive translation impact of a weaker Canadian dollar.

Operating expenses increased by six per cent to C$9,324 million, mainly due to increased purchased services and material expense, due to the inclusion of TransX, higher depreciation expense and the negative translation impact of a weaker Canadian dollar; partly offset by lower fuel prices.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

2020 key assumptions
CN has made a number of economic and market assumptions in preparing its 2020 outlook. The Company assumes that North American industrial production for the year will increase in the range of 0.5 to one per cent, and assumes U.S. housing starts of approximately 1.3 million units and U.S. motor vehicle sales of approximately 16.5 million units. For the 2019/2020 crop year, the grain crop in Canada was in line with its three-year average, and the U.S. grain crop was below its three-year average. The Company assumes that the 2020/2021 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN assumes total RTMs in 2020 will increase in the low single digits versus 2019. CN assumes continued pricing above rail inflation. CN assumes that in 2020, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2020 the average price of crude oil (West Texas Intermediate) will be in the range of US$55 to US$60 per barrel. In 2020, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

Selected Railroad Statistics - unaudited

	Three months ended December 31		Year ended December 31
	2019	2018	2019	2018
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,584	3,808	14,917	14,321
Freight revenues ($ millions)	3,408	3,601	14,198	13,548
Operating income ($ millions)	1,218	1,452	5,593	5,493
Adjusted operating income ($ millions) (2)	1,249	1,479	5,708	5,520
Net income ($ millions)	873	1,143	4,216	4,328
Adjusted net income ($ millions) (2)	896	1,093	4,189	4,056
Diluted earnings per share ($)	1.22	1.56	5.83	5.87
Adjusted diluted earnings per share ($) (2)	1.25	1.49	5.80	5.50
Free cash flow ($ millions) (2)	493	633	1,992	2,514
Gross property additions ($ millions)	1,018	1,264	4,079	3,531
Share repurchases ($ millions)	429	463	1,700	2,000
Dividends per share ($)	0.5375	0.4550	2.1500	1.8200
Financial position (1)
Total assets ($ millions)	43,784	41,214	43,784	41,214
Total liabilities ($ millions)	25,743	23,573	25,743	23,573
Shareholders' equity ($ millions)	18,041	17,641	18,041	17,641
Financial ratio
Operating ratio (%)	66.0	61.9	62.5	61.6
Adjusted operating ratio (%) (2)	65.2	61.2	61.7	61.5
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	115,015	130,792	482,890	490,414
Revenue ton miles (RTMs) (millions)	57,709	66,535	241,954	248,383
Carloads (thousands)	1,425	1,537	5,912	5,976
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	25,975	25,720	25,975	25,720
Employees (average for the period)	26,524	26,047	26,733	25,423
Key operating measures
Freight revenue per RTM (cents)	5.91	5.41	5.87	5.45
Freight revenue per carload ($)	2,392	2,343	2,402	2,267
GTMs per average number of employees (thousands)	4,336	5,021	18,063	19,290
Operating expenses per GTM (cents)	2.06	1.80	1.93	1.80
Labor and fringe benefits expense per GTM (cents)	0.65	0.60	0.61	0.58
Diesel fuel consumed (US gallons in millions)	108.9	122.8	451.4	462.7
Average fuel price ($/US gallon)	3.27	3.35	3.17	3.32
GTMs per US gallon of fuel consumed	1,056	1,065	1,070	1,060
Car velocity (car miles per day)	199	204	198	188
Through dwell (hours)	8.1	7.5	7.9	8.3
Through network train speed (miles per hour)	19.2	18.6	18.5	18.0
Locomotive utilization (trailing GTMs per total horsepower)	194	211	198	208
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.69	1.90	1.91	1.81
Accident rate (per million train miles)	1.76	1.56	2.11	2.02

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(3)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(4)	Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2019 – Fourth Quarter

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31
	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2019	2018	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	754	815	(7%)	(7%)	3,052	2,660	15%	13%
Metals and minerals	357	397	(10%)	(10%)	1,643	1,689	(3%)	(5%)
Forest products	415	466	(11%)	(11%)	1,808	1,886	(4%)	(6%)
Coal	150	175	(14%)	(14%)	658	661	—%	(2%)
Grain and fertilizers	622	659	(6%)	(6%)	2,392	2,357	1%	—%
Intermodal	927	891	4%	4%	3,787	3,465	9%	8%
Automotive	183	198	(8%)	(8%)	858	830	3%	1%
Total freight revenues	3,408	3,601	(5%)	(5%)	14,198	13,548	5%	3%
Other revenues	176	207	(15%)	(15%)	719	773	(7%)	(8%)
Total revenues	3,584	3,808	(6%)	(6%)	14,917	14,321	4%	3%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,841	16,113	(20%)	(20%)	53,989	50,722	6%	6%
Metals and minerals	5,589	6,069	(8%)	(8%)	25,449	27,993	(9%)	(9%)
Forest products	6,285	7,115	(12%)	(12%)	27,187	29,918	(9%)	(9%)
Coal	4,097	5,011	(18%)	(18%)	17,653	17,927	(2%)	(2%)
Grain and fertilizers	13,963	16,148	(14%)	(14%)	55,597	57,819	(4%)	(4%)
Intermodal	14,168	15,237	(7%)	(7%)	58,344	60,120	(3%)	(3%)
Automotive	766	842	(9%)	(9%)	3,735	3,884	(4%)	(4%)
Total RTMs	57,709	66,535	(13%)	(13%)	241,954	248,383	(3%)	(3%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.87	5.06	16%	16%	5.65	5.24	8%	6%
Metals and minerals	6.39	6.54	(2%)	(2%)	6.46	6.03	7%	5%
Forest products	6.60	6.55	1%	1%	6.65	6.30	6%	3%
Coal	3.66	3.49	5%	5%	3.73	3.69	1%	—%
Grain and fertilizers	4.45	4.08	9%	9%	4.30	4.08	5%	4%
Intermodal	6.54	5.85	12%	12%	6.49	5.76	13%	12%
Automotive	23.89	23.52	2%	2%	22.97	21.37	7%	5%
Total freight revenue / RTM	5.91	5.41	9%	9%	5.87	5.45	8%	6%
Carloads (thousands) (3)
Petroleum and chemicals	169	184	(8%)	(8%)	688	653	5%	5%
Metals and minerals	234	255	(8%)	(8%)	1,008	1,030	(2%)	(2%)
Forest products	86	101	(15%)	(15%)	375	418	(10%)	(10%)
Coal	79	94	(16%)	(16%)	335	346	(3%)	(3%)
Grain and fertilizers	158	169	(7%)	(7%)	619	632	(2%)	(2%)
Intermodal	638	668	(4%)	(4%)	2,618	2,634	(1%)	(1%)
Automotive	61	66	(8%)	(8%)	269	263	2%	2%
Total carloads	1,425	1,537	(7%)	(7%)	5,912	5,976	(1%)	(1%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,462	4,429	1%	1%	4,436	4,074	9%	7%
Metals and minerals	1,526	1,557	(2%)	(2%)	1,630	1,640	(1%)	(3%)
Forest products	4,826	4,614	5%	4%	4,821	4,512	7%	5%
Coal	1,899	1,862	2%	2%	1,964	1,910	3%	2%
Grain and fertilizers	3,937	3,899	1%	1%	3,864	3,729	4%	2%
Intermodal	1,453	1,334	9%	9%	1,447	1,315	10%	9%
Automotive	3,000	3,000	—%	—%	3,190	3,156	1%	(1%)
Total freight revenue / carload	2,392	2,343	2%	2%	2,402	2,267	6%	4%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2019 – Fourth Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2019, the Company reported adjusted net income of $896 million, or $1.25 per diluted share, and $4,189 million, or $5.80 per diluted share, respectively, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share). The adjusted figures for the year ended December 31, 2019 also exclude a deferred income tax recovery of $112 million ($0.15 per diluted share or $0.16 per basic share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a Positive Train Control back office system following the deployment of a replacement system.
For the three months and year ended December 31, 2018, the Company reported adjusted net income of $1,093 million, or $1.49 per diluted share, and $4,056 million, or $5.50 per diluted share, respectively, which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) and a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"), of $79 million, or $70 million after-tax ($0.10 per diluted share). The adjusted figures for the year ended December 31, 2018 also exclude gains on disposals of property, consisting of the following:

•	in the third quarter, a gain on disposal of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") of $36 million, or $32 million after-tax ($0.04 per diluted share); and

•
in the second quarter, a gain on transfer of the Company's finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share).

6 CN | 2019 – Fourth Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2019	2018	2019	2018
Net income	$873	$1,143	$4,216	$4,328
Adjustments:
Operating expenses	31	27	115	27
Other income	—	(79)	—	(338)
Income tax expense (recovery) (1)	(8)	2	(142)	39
Adjusted net income	$896	$1,093	$4,189	$4,056
Basic earnings per share	$1.22	$1.57	$5.85	$5.89
Impact of adjustments, per share	0.03	(0.07)	(0.04)	(0.37)
Adjusted basic earnings per share	$1.25	$1.50	$5.81	$5.52
Diluted earnings per share	$1.22	$1.56	$5.83	$5.87
Impact of adjustments, per share	0.03	(0.07)	(0.03)	(0.37)
Adjusted diluted earnings per share	$1.25	$1.49	$5.80	$5.50

(1)	The tax effect of adjustments reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

The following table provides a reconciliation of operating income and operating ratio, as reported for the three months and years ended December 31, 2019 and 2018, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentage	2019	2018	2019	2018
Operating income	$1,218	$1,452	$5,593	$5,493
Adjustment: Operating expenses	31	27	115	27
Adjusted operating income	$1,249	$1,479	$5,708	$5,520
Operating ratio (1)	66.0%	61.9%	62.5%	61.6%
Impact of adjustment	(0.8)-pts	(0.7)-pts	(0.8)-pts	(0.1)-pts
Adjusted operating ratio	65.2%	61.2%	61.7%	61.5%

(1)	Operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.32 and $1.33 per US$1.00 for the three months and year ended December 31, 2019, respectively, and $1.32 and $1.30 per US$1.00 for the three months and year ended December 31, 2018, respectively.
On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2019 would have remained flat and been lower by $65 million ($0.09 per diluted share), respectively.

CN | 2019 – Fourth Quarter 7

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities, as reported for the three months and years ended December 31, 2019 and 2018, to free cash flow:

	Three months ended December 31		Year ended December 31
In millions	2019	2018	2019	2018
Net cash provided by operating activities	$1,518	$1,917	$5,923	$5,918
Net cash used in investing activities	(1,117)	(1,284)	(4,190)	(3,404)
Net cash provided before financing activities	401	633	1,733	2,514
Adjustment: Acquisitions, net of cash acquired (1)	92	—	259	—
Free cash flow	$493	$633	$1,992	$2,514

(1)
Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See Note 3 - Business combinations to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company’s ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2019	2018
Debt		$13,796	$12,569
Adjustments:
Operating lease liabilities, including current portion (1)		501	579
Pension plans in deficiency		521	477
Adjusted debt		$14,818	$13,625
Net income		$4,216	$4,328
Interest expense		538	489
Income tax expense		1,213	1,354
Depreciation and amortization		1,562	1,329
EBITDA		7,529	7,500
Adjustments:
Other income		(53)	(376)
Other components of net periodic benefit income		(321)	(302)
Operating lease cost (1)		171	218
Adjusted EBITDA		$7,326	$7,040
Adjusted debt-to-adjusted EBITDA multiple (times)		2.02	1.94

(1)
The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 2 - Recent accounting pronouncements to CN's 2019 unaudited Interim Consolidated Financial Statements for additional information.

8 CN | 2019 – Fourth Quarter

Non-GAAP Measures – unaudited

Return on invested capital (ROIC) and adjusted ROIC

Management believes ROIC and adjusted ROIC are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income. ROIC and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2019	2018
Net income		$4,216	$4,328
Interest expense		538	489
Tax on interest expense (1)		(120)	(116)
Return		$4,634	$4,701
Average total shareholders' equity		$17,841	$17,149
Average long-term debt		11,626	10,067
Average current portion of long-term debt		1,557	1,632
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(674)	(656)
Average invested capital		$30,350	$28,192
ROIC		15.3%	16.7%

Adjusted net income (2)		$4,189	$4,056
Interest expense		538	489
Adjusted tax on interest expense (3)		(131)	(120)
Adjusted return		$4,596	$4,425
Average invested capital		$30,350	$28,192
Adjusted ROIC		15.1%	15.7%

(1)	The effective tax rate for 2019 used to calculate the tax on interest expense was 22.3% (2018 - 23.8%).

(2)	See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(3)	The adjusted effective tax rate for 2019 used to calculate the adjusted tax on interest expense was 24.4% (2018 - 24.5%).

CN | 2019 – Fourth Quarter 9